Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

DATE OF BOARD MEETING AND DATE OF

ANNOUNCEMENT OF THIRD QUARTER 2022 UNAUDITED

FINANCIAL RESULTS

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) will hold a Board meeting on Monday, November 21, 2022 (Hong Kong time) for the purpose of, among others, approving the unaudited financial results of the Company for the three months ended September 30, 2022 (the “Q3 Results”) and announcement for the Q3 Results (the “Q3 Earnings Announcement”). The Company will announce its Q3 Results at or around 6:00 a.m. on Tuesday, November 22, 2022 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Following the Q3 Earnings Announcement, the Company’s senior management will host an earnings conference call via Zoom webinar to discuss its Q3 Results and recent business activities. Details of the conference call are as follows:

Zoom webinar details:
Conference title:	Noah Holdings 3Q22 Earnings Conference Call
Date/Time:	Monday, November 21, 2022 at 7:00 p.m., U.S. Eastern time
Tuesday, November 22, 2022 at 8:00 a.m., Hong Kong time
Meeting ID:	929 2532 0489
Meeting Passcode:	599978
Dial in:
- New York:	+1 929 205 6099
- Hong Kong:	+852 5808 6088
- London:	+44 330 088 5830
- Singapore:	+65 3165 1065

A replay will be available on the same day of the conference call until November 29, 2022 at the Company’s investor relations website under the “Announcements & Events” section at http://ir.noahgroup.com.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, November 9, 2022

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent directors.

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